Exhibit (c)(12)

Eagle NFL Pricing Considerations For Discussion / Illustrative Purposes Only July 30, 2004 Confidential Presentation To:

Executive Summary

Purchase Price Ratio Analysis Illustrative Range Based on Different Prices Cowboy (July 30, 2004) ___________________________ Source: Company information, SEC filings and Wall Street research. 1

Cowboy Trading History LTM Stock Price Performance __________________________ Source: Lehman Brothers, Citigroup, Wall Street Research. Cowboy Share Price Evolution 21mm shares, or 5% of LTM total volume, traded over $35.00 during last year 15% Premium: $32.03 20% Premium: $33.42 2

Median / Mean Premia for large Minority Buy-Ins have been 19 - 20% over last closing trading price Precedent Premium Paid Analysis ___________________________ Sources: Deal data from Thomson Financial Securities Data with supplemental information from press releases; stock prices are from FactSet. Note: Bold indicates transactions with all cash consideration. Completed deals only; excludes Investor Group, LBOs, and MBOs. Transactions Valued at Over $1 billion Recent Cash Transactions 3

Cowboy Shareholder Price Sensitivity Top 25 Institutional Investors ___________________________ Change expressed as percentage of current position. Based on quarterly VWAP with quarterly position changes. Based on quarterly VWAP with quarterly position changes since 1/1/1999, assuming average price of position at 1/1/1999 is $18.77 (VWAP from 1/1/1996 - 12/31/1998). Source: Company information and 8K/A dated July 6, 1998. Note: Yellow shading represents LTM buyers, green shading represents LTM sellers, blue shading represents no change over LTM. Source: Carson Group, DTC. Data as of 6/23/04. For Internal Use Only (4) 4

Start Length End 52-Week Trading Range 27.17 9.78 36.95 Comparable Company Analysis 28.65 3.77 32.43 Research Analyst Views(1) 26.85 16.11 42.96 Base Case Discounted Cash Flow 35.38 11.79 47.16 Precedent Premia Paid (Deals > $1.0bn) 29.24 7.52 36.76 Comparable Transaction Analysis 39.4 4.76 44.15 Downside Case Discounted Cash Flow 25.34 8.6 33.94 Preliminary Valuation Summary Cowboy Price Per Share Cowboy Price / Share Analysis ___________________________ Price targets discounted back one year by estimated cost of equity of 11.7%. Current Price: $27.85 15% Premium: $32.03 20% Premium: $33.42 5

Cowboy Shareholder Momentum Based on quarterly VWAP with quarterly position changes Source: Carson Group, DTC. Data as of 6/23/04 LTM Largest Buyers LTM Largest Sellers 6

Cowboy Shareholder Price Sensitivity Source: IDD. Data as of 7/28/04. Last 1 Month Last 3 Months Last 6 Months Last 12 Months 7

Appendix

Market Valuation Comparable Trading Analysis Cable Trading Comparables ___________________________ Source: Company information and SEC filings. Excludes non-cable assets and non-consolidated investments. Assumes valuation of Cablevision Lightpath of $733.0 mm. Assumes valuation of Business Communications of $1.0bn. 8

Research Analyst Opinions Price Target Summary Street Targets __________________________ Source: Wall Street research. 9

Purchase Price Ratio Analysis Illustrative Range Based on Different Premia Cowboy (July 30, 2004) ___________________________ Source: Company information, SEC filings and Wall Street research. 10

Precedent Transactions 11